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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         AMERICAN INCOME PARTNERS III-C
                              LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)

                    ATLANTIC ACQUISITION LIMITED PARTNERSHIP
                                    (BIDDER)

                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                                        COPY TO:

      GARY D. ENGLE, PRESIDENT                 THOMAS F. GLOSTER III, ESQ.
              AAL, INC.                              PEABODY & BROWN
     98 NORTH WASHINGTON STREET                    101 FEDERAL STREET
     BOSTON, MASSACHUSETTS 02114               BOSTON, MASSACHUSETTS 02110
           (617) 854-5800                            (617) 345-1141
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

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H


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CUSIP No. None

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 1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    Gary D. Engle

    S.S. No. ###-##-####

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 2. Check the Appropriate Box if a Member of a Group

  (a)[_]

  (b)[X]

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 3. SEC Use Only

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 4. Source of Funds

    PF

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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(e) or 2(f)

    [_]

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 6. Citizenship or Place of Organization

    U.S.A.

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 7. Aggregate Amount Beneficially Owned by Reporting Person

    None

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 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

    [_]

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 9. Percent of Class Represented by Amount in Row (7)

    N/A

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10. Type of Reporting Person

    IN

CUSIP No. None

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 1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person


    Geoffrey A. MacDonald

    S.S. No. ###-##-####

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 2. Check the Appropriate Box if a Member of a Group

  (a)[_]

  (b)[X]

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 3. SEC Use Only

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 4. Source of Funds

    PF

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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(e) or 2(f)

    [_]

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 6. Citizenship or Place of Organization

    U.S.A.

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 7. Aggregate Amount Beneficially Owned by Reporting Person

    None

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 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

    [_]

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 9. Percent of Class Represented by Amount in Row (7)

    N/A

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10. Type of Reporting Person

    IN

CUSIP No. None

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 1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    James A. Coyne

    S.S. No. ###-##-####

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 2. Check the Appropriate Box if a Member of a Group

  (a)[_]

  (b)[X]

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 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds

    PF

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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(e) or 2(f)

    [_]

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 6. Citizenship or Place of Organization

    U.S.A.

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 7. Aggregate Amount Beneficially Owned by Reporting Person

    None

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 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

    [_]

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 9. Percent of Class Represented by Amount in Row (7)

    N/A

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10. Type of Reporting Person

    IN


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


                               INTRODUCTION

  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership (the "Purchaser"), relating to an offer by the Purchaser to purchase up to 270,946 (as changed hereby) of the outstanding Units representing limited partnership interests of American Income Partners III-C Limited Partnership, a Massachusetts limited partnership, at a purchase price of $1.97 (as changed hereby) per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 1995 (the "Offer to Purchase"), as amended by the supplementary Letter to Unitholders dated September 27, 1995 (the "Supplementary Letter"), and as further amended by the Supplement to Offer to Purchase dated October 3, 1995 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(5), and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The response to Item 1(b) is amended by incorporating herein by reference the information as to the exact amount of the securities being sought and the consideration being offered therefor set forth on the Cover Page of the Supplement and in the portion of the Supplement which supplements the "INTRODUCTION" of the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The response to Item 4(a)-(b) is amended by incorporating herein by reference the information set forth in the portions of the Supplement which supplement "THE TENDER OFFER--Item 10. Conflicts of Interest and Transactions with Affiliates and Related Parties" and "--Section 12. Source of Funds" of the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  The response to Item 5(a), (b) and (d) is amended by incorporating herein by reference the information as to future plans set forth in the portions of the Supplement which supplement the "INTRODUCTION" and "THE TENDER OFFER--Section
10. Conflicts of Interest and Transactions with Affiliates and Related Parties" of the Offer to Purchase.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The response to Item 7 is amended by incorporating herein by reference the information set forth in the portion of the Supplement which supplements "THE TENDER OFFER--Section 12. Source of Funds" of the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

  The response to Item 10(e) is amended by incorporating herein by reference the information set forth in the portion of the Supplement which amends "THE TENDER OFFER--Section 15. Certain Legal Matters" of the Offer to Purchase.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(5) Supplement to Offer to Purchase dated October 3, 1995.

  (a)(6) Letter of Transmittal with respect to the Supplement.

  (a)(7) Form of Letter dated October 3, 1995 from Atlantic Acquisition Limited Partnership to Unitholders.

  (b)(2) Commitment Letter dated August 31, 1995 between NatWest Bank N.A. and Atlantic Acquisition Limited Partnership.

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


                                SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1995

                                         ATLANTIC ACQUISITION
                                         LIMITED PARTNERSHIP

                                         By: AAL, Inc., its general partner

                                         By: /s/ Gary D. Engle
                                             ------------------------------
                                              Name: Gary D. Engle
                                              Title:President

                                                 /s/ Gary D. Engle
                                         ---------------------------------
                                                   Gary D. Engle

                                             /s/ Geoffrey A. MacDonald
                                         ---------------------------------
                                               Geoffrey A. MacDonald

                                                 /s/ James A. Coyne
                                         ---------------------------------
                                                   James A. Coyne

                               EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
   NO.                         DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
 (a)(5)  Supplement to Offer to Purchase dated October 3, 1995.
 (a)(6)  Letter of Transmittal with respect to the Supplement.
 (a)(7)  Form of Letter dated October 3, 1995 from Atlantic
         Acquisition Limited Partnership to Unitholders.
 (b)(2)  Commitment Letter dated August 31, 1995 between
         NatWest Bank N.A. and Atlantic Acquisition Limited
         Partnership.

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